UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2007

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AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 14, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)

By: /s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: May 14, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated May 14, 2007.

Exhibit 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Subject to signing an Agreement with EMG

Hadera, Israel, May 14, 2007 — American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) announced that its Board of Directors approved the signing of an Agreement with East Mediterranean Gas Company (EMG) for the purchase of natural gas from Egypt.

The Agreement describes the principles for the negotiations toward the conclusion of a Detailed Agreement for the purchase of gas.

The Company is taking steps to convert its energy generation facilities from the use of fuel oil to natural gas once the natural gas pipeline to Hadera is completed, expected to happen this year. The conversion from fuel oil to gas will enable significant savings in fuel costs and further improvement in air quality. In July 2005, AIPM signed an agreement for the purchase of natural gas with Yam Tethys Group to provide its requirements in natural gas until mid 2011 for the currently operating facility in its Hadera site. The new agreement with EMG provides for the continued availability of gas, for the following 15 years. In addition, the agreement allows AIPM, within a limited timetable, to increase the contracted quantities to serve the needs of the new power plant which is being planned by AIPM.

The estimated annual purchase from EMG will range from $10 million up to $50 million, according to the quantities acquired and the prevailing prices. Bank and corporate guarantees, of an order of one year purchase, will be provided by AIPM, when signing the Detailed Agreement.